The Cookie Department, Inc.

PROFIT AND LOSS
January - June, 2020

	TOTAL
Income	
Discounts given	
Rebate Allowance	-273.48
Sales Discounts	-23,222.71
Total Discounts given	**-23,496.19**
KETO Sales	101,028.09
Sales	3,435.52
Event Income	1,475.66
Online Sales	29,887.89
Total Sales	**34,799.07**
Shipping and Delivery Income	278.00
Total Income	**$112,608.97**
Cost of Goods Sold	
Cookie Production	41,943.51
COG Awaken Baked	136.80
COG Cake Walk	27,876.49
COG Chocolate Chip Nookie	245.28
COG Great Full	782.60
COG Mint Condition	10,949.66
Total Cookie Production	**81,934.34**
Cost of Goods Sold	337.94
Film and Packaging	0.50
Storage & Fulfillment	10,211.65
Freight Costs	1,156.83
Shipping & Delivery	5,296.54
Storage	40.00
Total Storage & Fulfillment	**16,705.02**
Total Cost of Goods Sold	**$98,977.80**
GROSS PROFIT	**$13,631.17**
Expenses	
Depreciation Expense	568.44
Operating Expenses	
Bank Service Charges	-55.43
Business Licenses and Permits	25.00
Computer and Internet Expenses	344.39
Fundbox Fees	2,514.24
General & Administrative	
Discount Terms	603.80
Total General & Administrative	**603.80**

The Cookie Department, Inc.

PROFIT AND LOSS
January - June, 2020

	TOTAL
Insurance Expense	4,302.02
Marketing	1,670.83
Advertising & Promotion	1,573.15
Creative Services	1,035.00
Digital Marketing	1,500.00
Printing and Reproduction	821.00
Sales Support	99.00
SEO Services	-50.00
Trade Shows	1,178.08
Total Marketing	**7,827.06**
Meals and Entertainment	46.98
Office & Computer Supplies	1,040.45
Parking & Tolls	15.00
Postage	258.00
Professional Fees	
Accounting Fees	2,040.00
Total Professional Fees	**2,040.00**
QuickBooks Payments Fees	297.40
Research & Development	1,345.00
Sales Expense	6,167.71
Bill Back	396.80
Commission	817.21
Merchant Account Fees	2,768.49
Total Sales Expense	**10,150.21**
Software	1,786.35
Telephone	1,298.35
Travel Expense	
Transportation Expense	159.14
Total Travel Expense	**159.14**
Utilities	560.97
Total Operating Expenses	**34,558.93**
Research & Developmentch	50.00
Total Expenses	**$35,177.37**
NET OPERATING INCOME	**$ -21,546.20**
Other Income	
Cash Back Rewards	10.75
Interest Income	0.02
Total Other Income	**$10.77**

The Cookie Department, Inc.

PROFIT AND LOSS
January - June, 2020

	TOTAL
Other Expenses	
Interest Expense	12,399.73
Total Other Expenses	**$12,399.73**
NET OTHER INCOME	**$ -12,388.96**
NET INCOME	**$ -33,935.16**